Exhibit (a)(17)

DANA ESTABLISHES GLOBAL INFORMATION & ASSISTANCE HOTLINE

Dana has established a global information and assistance telephone hotline for inquiries about the company's response to ArvinMeritor's tender offer.

The hotline is staffed by Dana's information agent, D.F. King & Co., Inc., and is able to provide assistance to callers in five languages: English, French, German, Italian, and Spanish.

From within the United States, callers may reach D.F. King by dialing the toll-free number: 1-800-901-0068. If you are calling from outside the U.S., please dial through an international operator and ask that your call be placed "collect" to: 1-718-361-4108.

The hotline is operational from 8 a.m. to 9 p.m., EDT, Monday through Friday (except holidays).